   As filed with the Securities and Exchange Commission on November 13, 2000

                                                       REGISTRATION NO. 333-
 -------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM SB-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                    DEMARCO ENERGY SYSTEMS OF AMERICA, INC.
               (Exact name of registrant as specified in charter)

               UTAH                                     3585                                 87-0392000
               ----                                     ----                                 ----------
    (State or other jurisdiction of          (Primary Standard Industrial                (I.R.S. Employer
    incorporation or organization)           Classification Code Number)                 Identification No.)


                 12885 HWY 183, STE 108-A, AUSTIN, TEXAS 78750
                 ---------------------------------------------
                                 (512) 335-1494
                                 --------------
         (Address and telephone number of principal executive offices)


                 12885 HWY 183, STE 108-A, AUSTIN, TEXAS 78750
                 ---------------------------------------------
                                 (512) 335-1494
                                 --------------
(Address of principal place of business or intended principal place of business)


             VICTOR DEMARCO, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            12885 HWY 183, STE 108-A
                              AUSTIN, TEXAS 78750
                                 (512) 335-1494
           (Name, Address and Telephone Number of Agent for Service)


                                    Copy to:
                                CURTIS R. ASHMOS
                            LOCKE LIDDELL & SAPP LLP
                            100 CONGRESS, SUITE 300
                              AUSTIN, TEXAS 78701
                                 (512) 305-4716



Approximate date of proposed sale to the public: From time to time after this Registration Statement becomes effective.

                 ----------------------------------------------

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------
Title of Each Class of                      Proposed Maximum      Proposed Maximum
   Securities to be       Amount to be     Offering Price Per    Aggregate Offering         Amount of
      Registered           Registered            Share                  Price            Registration Fee
----------------------    ------------     ------------------    ------------------      ----------------
Common Stock, $.0001       22,826,086           $0.23(1)            $5,250,000(1)            $1,386.00
par value                    shares
---------------------------------------------------------------------------------------------------------


(1) Estimated in accordance with Rule 457(c) of the Securities Act of 1933 solely for the purpose of calculating the registration fee based upon the last sale reported for the Common Stock on the OTC EBB on November 7, 2000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    DEMARCO ENERGY SYSTEMS OF AMERICA, INC.
--------------------------------------------------------------------------------


                             CROSS-REFERENCE SHEET
                  (BETWEEN ITEMS OF FORM SB-2 AND PROSPECTUS)



      FORM SB-2 ITEM NO. AND CAPTION                                           PROSPECTUS CAPTIONS
      ------------------------------                                           -------------------
 1.  Front of Registration Statement and
       Outside Front Cover of Prospectus                                      Front Cover Page

 2.  Inside Front and Outside Back Cover Pages
       Of Prospectus                                                          Inside Front Cover Page

 3.  Summary Information and Risk Factors                                     Prospectus Summary; The Company; Risk Factors

 4.  Use of Proceeds                                                          Use of Proceeds

 5.  Determination of Offering Price                                          Not Applicable

 6.  Dilution                                                                 Not Applicable

 7.  Selling Security Holders                                                 Selling Stockholders

 8.  Plan of Distribution                                                     Front Cover Page; Plan of Distribution

 9.  Legal Proceedings                                                        Business

10.  Directors, Executive Officers, Promoters
       and Control Persons                                                    Management; Selling Stockholders

11.  Security Ownership of Certain Beneficial
       Owners and Management                                                  Security Ownership of Certain Beneficial
                                                                              Owners and Management

12.  Description of Securities                                                Description of Capital Stock

13.  Interest of Named Experts and Counsel                                    Experts

14.  Disclosure of Commission Position on Indemnification
       for  Securities Act Liabilities                                        Description of Capital Stock

15.  Organization Within Last Five Years                                      The Company; Business

16.  Description of Business                                                  Business

17.  Management's Discussion and Analysis or Plan of Operation                Management's Discussion and Analysis of Results
                                                                              of Operations

18.  Description of Property                                                  Business

19.  Certain Relationships and Related Transactions                           Certain Transactions

20.  Market for Common Equity and Related Stockholder Matters                 Front Cover Page; Description of Capital Stock;
                                                                              Selling Stockholders

21.  Executive Compensation                                                   Management

22.  Financial Statements                                                     Index to Financial Statements

23.  Changes in and Disagreements With Accountants
       on Accounting and Financial Disclosure                                 Not Applicable


                 SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2000


                                   PROSPECTUS

                               22,826,086 Shares

                    DEMARCO ENERGY SYSTEMS OF AMERICA, INC.
                                  Common Stock

                 ---------------------------------------------

This Prospectus relates to the offering for resale of 22,826,086 shares of Common Stock, par value $.0001 per share (the "Common Stock"), of DeMarco Energy Systems of America, Inc. (the "Company"). All of the Common Stock being registered may be offered and sold from time to time by certain selling stockholders of the Company. See "Selling Stockholders" and "Plan of Distribution". The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders.

The Common Stock is traded in the over-the-counter market and quoted on the OTC EBB under the symbol "DMES" and quoted in the pink sheets published by the National Quotations Bureau. On November 7, 2000, the last reported sale price for the Company's Common Stock on the OTC EBB was $0.23 per share.

                 ---------------------------------------------

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 7.

                 ---------------------------------------------

                      Neither the Securities and Exchange
          Commission nor any state securities commission has approved or disapproved these securities or determined if this
         Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 ---------------------------------------------

The Company has not authorized any person, agent or entity to give any information or make any representation other than those contained in this Prospectus (including material incorporated by reference herein). You should not rely on any such information or representation as having been authorized by the Company. This Prospectus is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any state where offers or sales are not permitted.

The mailing address of the Company's principal executive offices is P.O. Box 201057, Austin, Texas 78720-1057 and the telephone number is (512) 335-1494.


                The date of this Prospectus is            , 2000

                               TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
Prospectus Summary                                                    6
Risk Factors                                                          7
Use of Proceeds                                                       8
Management's Discussion and Analysis of Results of Operations         8
Business                                                             10
Management                                                           14
Security Ownership of Certain Beneficial Owners and Management       15
Selling Stockholders                                                 15
Certain Transactions                                                 16
Description of Capital Stock                                         16
Market for Common Stock                                              17
Plan of Distribution                                                 17
Legal Matters                                                        18
Experts                                                              18
Additional Information                                               19
Index to Financial Statements                                        F-1

                               PROSPECTUS SUMMARY

This Prospectus contains, or incorporates by reference, certain statements that may be deemed "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are based on experience, market trends, our perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. The forward-looking statements included in this Prospectus are also subject to a number of material risks and uncertainties, including but not limited to economic, competitive, market, governmental and technological factors affecting the Company's operations, production, markets, products, services and prices, and other factors discussed in our filings under the Securities Act and the Exchange Act. Investors are cautioned that such forward-looking statements are not guarantees of our future performance and that actual results, developments and business decisions may differ from those envisioned by our forward-looking statements.


                                  THE COMPANY

DeMarco Energy Systems of America, Inc. (or, the "Company") is an emerging energy services company (ESCO), providing comprehensive energy solutions for commercial applications. We feature a highly efficient heating/cooling system. We own the patent right to the Energy Miser, which in our opinion is one of the market's most efficient heating and cooling systems available for use in both commercial and residential applications.

We started as a pioneer in solar energy, creating products and materials through 1978; some of which are in use worldwide today. During this period, the former Chairman of the Board & founder, Louis DeMarco, initiated a research and development effort to invent an energy efficient heating and cooling system which would not forfeit comfort. In 1985, a systems patent was granted acknowledging and certifying this technology; titled as the DeMarco Energy Miser. A second patent application has been filed utilizing similar technology with an alternative medium water source, which may extend the first patent for an additional 20 years. We cannot assure you the second patent will be granted.

The Company's product has produced energy savings results ranging from 50 to 70 percent, averaging a minimum of 20 percent benefit over existing competitors' heating and cooling systems. The average return on investment for our customers is 2.5 years. While in the development and testing stage, the Energy Miser has been installed in commercial buildings in Texas, Washington, Oregon, Mississippi, Pennsylvania, South Dakota, Montana, and California.

The mailing address of the Company's principal executive offices is P.O. Box 201057, Austin, Texas 78720-1057 and the telephone number is (512) 335-1494.

                                  RISK FACTORS

An investment in our Common Stock is speculative and involves a substantial degree of risk. Investors should carefully consider, along with other information in this Prospectus, the following considerations and risks in evaluating an investment in our Company. You should not purchase any Common Stock unless you can afford to lose your entire investment.

WE HAVE A LIMITED OPERATING HISTORY. Since inception up to the date of this Prospectus, we have been a developmental stage Company. As such, our revenues since inception have been almost non-existent. We own a patent for our Energy Miser cooling/heating system and we anticipate generating revenue in the form of royalty fees and commissions for the sale of these systems. However, we cannot assure you that we will ever achieve suitable profitability.

WE WILL NEED ADDITIONAL FUNDING. In September 2000 we entered into an agreement to issue $1,500,000 of 10% Secured Convertible Debentures. We received the first $500,000 less legal expenses at that time. The funding of the remaining $1,000,000 will occur at the time the Registration Statement of which this Prospectus is a part is declared effective. We anticipate utilizing the funds for acquisitions, marketing, internal corporate infrastructure development, and/or general administrative expenses.

However, we will need to seek additional capital through public or private sales of our securities, including equity or debt securities, in order to fund our activities on a long-term basis. We may not be able to obtain adequate funds, whether through financial markets or collaborative arrangements with strategic partners or from other sources, on acceptable terms when needed. If we are unable to secure sufficient funds, we may have to delay, scale back or eliminate certain or all of our research and development programs or license third parties to commercialize products or technologies that we would otherwise seek to develop ourselves. This would adversely affect our long-term profitability.

WE HAVE ACCUMULATED A DEFICIT AND ANTICIPATE FUTURE LOSSES. From inception through June 30, 2000, we had generated immaterial revenues and had an accumulated deficit in the amount of $2,435,049. The products scheduled for manufacturing and distribution will require significant marketing expenditures that, together with projected general and administrative expenses, may cause operating losses for the near future. We cannot assure you that our manufacturing, marketing, distribution and development activities will be successful, or generate net operating income.

OUR DEBT-HOLDERS HAVE A SECURITY INTEREST IN ALL OF OUR ASSETS. In September 2000 we agreed to issue $1,500,000 in 10% Secured Convertible Debentures. These Debentures are secured by virtually all of the Company's assets and intellectual property. If the Company defaults upon the repayment terms of these Debentures, our assets would become subject to foreclosure and it would be very difficult to remain a going concern.

WE HAVE LIMITED SOURCES FOR OUR PRODUCT MANUFACTURING. We currently have an agreement with Florida Heat Pump Manufacturing Company ("FHP") for the production of our Energy Miser system. Should FHP sever this agreement or be unable to manufacture units on a quality or quantity basis, we could be adversely affected. We cannot assure you that we will be able to find alternative manufacturing facilities.

OUR TECHNOLOGY COULD BECOME OBSOLETE. We have a patent for our Energy Miser system. We cannot assure you that the technology involved under this patent will not become obsolete due to government regulations, manufacturing cost constraints, new innovations created by competitors or any other reason. Should this technology become unmarketable, our operations and financial condition will be adversely affected.

OUR BUSINESS IS DEPENDENT ON ACCEPTANCE BY GOVERNMENT REGULATORS. One significant obstacle confronted by the Company in the marketing of the Energy Miser has been governmental interpretation and regulation. The Energy Miser requires a constant flow of water, the volume of which must increase as the amount of space to be air or heat conditioned and the size of the unit increases. For many applications, this requires connecting into the public water supply to gain access to "main" water lines. In some cases public officials in charge of maintaining public water supplies challenge any such tapping into the public potable water supply. The Energy Miser does not use water - it only uses the thermal properties of the water, meaning that the water removed from the main is returned at a slightly different temperature. We are not aware of any proof to support water quality concerns of public officials. However, we can offer no assurances that we will ever be able to overcome the concerns of public water officials.

WE FACE STRONG COMPETITION THAT WE MAY NOT BE ABLE TO OVERCOME. Our Energy Miser system has many competitors, many of whom are large with well-known brands and manufacture their own systems. This could result in a competitive disadvantage to the Company. Our lighting retrofit business competes with a very wide array of businesses, some of whom are quite substantial. Several of our competitors manufacture the lighting fixtures they market, which may offer them a competitive advantage. Others are affiliates of electric utilities, which may afford them greater or more ready access to potential customers. We cannot assure you that the Company will be able to overcome these advantages.

OUR PATENT MIGHT ONLY OFFER LIMITED PROTECTION. The possibility exists that competitors are developing or will develop and distribute products similar to ours. Partial security from competition is obtained by relying on the protection afforded us under the United States and foreign patent laws. Others may design similar products that, although not identical and therefore not infringing upon the patents used by us, could function adequately and be distributed into the same market. It is also possible that other parties have non-patented but prior existing products or designs that have never been made public and therefore are not known to us or the industry in general. A competitor could introduce such a product into the market without infringing upon our patents. If any such competing non-infringing products are produced and distributed, the Company's profit potential could be limited, resulting in a decrease in revenues.

WE ARE DEPENDENT ON OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER AND NEED TO HIRE ADDITIONAL KEY EMPLOYEES. Our operations are dependent on Victor DeMarco, President, Chief Executive Officer and a significant shareholder. The Company plans on hiring key individuals primarily in the areas of marketing and internal operating staff. Competition for qualified employees is intense, and if we lose any of these persons, or are unable to attract, retain and motivate highly skilled employees required for the expansion of our activities, it would adversely affect our business plans. There is no assurance we will be able to retain our existing personnel or attract additional qualified employees.

WE DO NOT HAVE ADEQUATE MARKETING AND SALES EXPERIENCE AND OUR FUTURE SUCCESS WILL IN PART BE BASED ON OUR ABILITY TO HIRE EMPLOYEES WITH ADEQUATE BACKGROUND IN THESE AREAS. We do not currently have adequate personnel with marketing and sales experience and will need to recruit additional qualified personnel and representatives for the purpose of marketing our complete product line. We cannot guarantee that we will be able to hire the right people or that our marketing efforts will be successful.

IF OUR PRODUCTS FAIL WE COULD BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS. As we successfully develop and install our products, we may be exposed to product liability claims. We might also be required to indemnify manufacturing affiliates against any product liability claims incurred by them as a result of products developed by the Company under agreements with these affiliates. We currently do not carry adequate product liability insurance. We cannot assure you that we will in the future be able to obtain sufficient amounts of insurance to protect us against such liability at a reasonable cost. If we experience an uninsured or inadequately insured product liability claim, our business and financial condition could be materially adversely affected.

WE HAVE NEVER GENERATED PROFITS TO PAY DIVIDENDS. We have not paid any cash dividends on our Common Stock and do not expect to do so in the foreseeable future.


The aforementioned risk factors should not be considered all-inclusive. Other risk factors certainly exist and new risk factors may arise from time to time.


                                USE OF PROCEEDS

The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

The financial information set forth in the following discussion should be read in conjunction with, and qualified in its entirety by, the financial statements of the Company included elsewhere herein.


FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The following analysis of historical financial condition and results of operations is not necessarily reflective of the on-going operations of the Company.


OVERALL OPERATING RESULTS:

Fiscal year ended June 30, 2000 compared to fiscal year ended June 30, 1999:

The Company had net sales of $22,000 for the fiscal year ended June 30, 2000. Prior year net sales were $9,000. The Company anticipates that increased marketing efforts in the future will generate the required revenues to sustain the anticipated growth of the Company. We can give no assurances that such sales will occur. Operating expenses and interest expenses increased $10,000 or 4% to

$292,000 as compared to the prior year expenses of $282,000. The primary area where expenses increased was in professional fees as they relate to fees incurred with the recent patent application as well as expenses incurred in registering the Company's securities in connection with the filing of SEC Form 10SB12G.

The Company incurred a net loss for the current fiscal year of $271,000 as compared to a net loss of $217,000 for the prior fiscal year. We continue to closely monitor expenses. The prior year loss includes a one-time gain of $66,000 for the forgiveness of debt owed to the former majority shareholder, Louis DeMarco. The loss for the fiscal year ended June 30, 1999 would have been $283,000 if that gain had been excluded.

One sale was completed during the first quarter of 2000. During the final quarter of 1999, the US Government authorized the Marine Air Station in Beaufort, South Carolina to purchase the DeMarco Energy Miser heating and cooling system and employ the base's water main. The gross sale for the system was $220,000, and during the second quarter of calendar year 2000, the Company received its royalty compensation of $21,906 from the sale. The Company and FHP Manufacturing have previously agreed to a standard royalty fee of twenty percent, however, under certain circumstances, and with the prior approval of the Company, this fee may be negotiated as part of the bidding process. The Beaufort, South Carolina installation was subject to such negotiation. The sales process for this installation site from bid notification until contract award required approximately one year. The sales process for the Energy Miser systems can range from as little as one month to as much as 2 years base on our prior experience. The lighting systems retrofits have no historical sales data on which to base averages.


LIQUIDITY AND CAPITAL RESOURCES:

The Company has been financed through a cumulative convertible debenture that began in the first quarter of 2000, a private equity offering which ended during the third quarter of 1999, and has been supported in the interim by loans from the President, Victor DeMarco.

The Company completed a convertible debenture debt offering of $229,000 (see "BUSINESS") that began in January 2000 and concluded in August 2000. The proceeds were utilized for repayment of accounts payable and operating expenses.

On September 26, 2000, we entered into an agreement with AJW Partners, LLC. and New Millennium Capital Partners II, LLC. (the "Debenture Holders") for the private placement of $1,500,000 of the Company's Secured Convertible Debentures. These debentures are convertible into shares of the Common Stock of the Company based on the formulas listed below. The funding of the debentures will occur in two phases. The first $500,000 (less legal expenses) was received by the Company on September 27, 2000. The remaining $1,000,000 will be funded within 30 days following the effective registration with the Securities and Exchange Commission of the underlying shares of common stock of the Company. The Company will utilize the funds for acquisitions, marketing and sales promotion, internal corporate infrastructure development and general operating expenses.


The primary terms of the Convertible Debentures are as follows:

-  Entire principal amount will mature on September 26, 2001.

- Debentures bear 10% interest per annum with interest payments due quarterly. Interest to be paid in cash or shares of Common Stock at the option of the Debenture Holders.

- The Debenture Holders have the option to convert any unpaid principal and accrued interest into shares of the Company's Common Stock at any time after the original issue date (subject to certain limitations).

- The conversion price per share in effect on any conversion date shall be the lesser of (1) $0.34 per share and (2) 60% of the average of the lowest three inter-day trading prices during the ten trading days immediately preceding the applicable conversion date.

- The debentures bear a mandatory prepayment penalty of 130% of the principal and all accrued interest being prepaid.

- The debentures are secured by all unpledged assets of the Company, including the Company's current and pending patents.

- The Company will file a SB-2 Registration Statement with the Securities and Exchange registering 200% of the Common Stock underlying the debentures.

The Secured Convertible Debenture Purchase Agreement, the DeMarco Energy Systems of America, Inc, 10% Secured Convertible Debenture, the Security Agreement, the Intellectual Property Security Agreement, the Registration Rights Agreement, and the Escrow Agreement were all filed electronically as Exhibits to the Securities and Exchange Commission Form 8-K filed with the Commission on October 11, 2000.

The Company had negative working capital of $385,000 at the end of the current fiscal year as compared to negative working capital of $87,000 at the end of the prior fiscal year end, June 30, 1999. This increase in negative working capital is primarily the result of the funding of operations to date.

Variations in shareholder/insider debt (other than the issuance of the convertible debentures) are attributable to the settlement of the estate of Louis DeMarco, the prior majority shareholder, and the dissolution of Cyberlink Systems, Inc., a former subsidiary of the Company.


NEW ACCOUNTING PRONOUNCEMENTS

The Company has adopted FASB Statement 128. It is not expected that the Company will be impacted by other recently issued standards. FASB Statement 128 presents new standards for computing and presenting earnings per share (EPS). The Statement is effective for financial statements for both interim and annual periods ending after December 15, 1997.

FASB Statement 131 presents news standards for disclosures about segment reporting. The Company does not believe that this accounting standard applies to the Company as all operations of the Company are integrated for financial reporting and decision-making purposes.


YEAR 2000 PREPAREDNESS

The Company has not been materially affected with Y2K problems to date.


INFLATION

The Company's results of operations have not been affected by inflation and management does not expect inflation to have a significant effect on its operations in the future.


                                    BUSINESS

GENERAL

DeMarco Energy Systems of America, Inc. was organized under the laws of the State of Utah in 1983. The Company is primarily engaged in the process of investigating business opportunities which appear to have profit potential for the Company. Primary emphasis is currently being placed on marketing and selling the DeMarco Energy's geothermal ground source heating/cooling systems.

During 1989, the Company exchanged 10,396,790 shares of its stock for exclusive rights to a United States patent. The patent was granted for a unique water-source heat pump system that both heats and cools buildings and provides domestic hot water at an extremely low cost to install and operate. The heat pump is specifically designed to utilize municipal water systems as a heat source. Florida Heat Pump Manufacturing Co. ("FHP") manufactures the DeMarco Energy Miser System under a patent licensing agreement.

The Company recently applied for approval for a second patent covering a heat pump system using reuse water sources, reclaimed water sources and other non-potable water sources.

In July 1996, the Company organized Cyberlink Systems, Inc. (Cyberlink), a wholly owned subsidiary. Cyberlink was organized to refurbish and market after-market computer components. During March of 1998 Cyberlink ceased doing business. All activities regarding Cyberlink were wound down during the fiscal year ended June 30, 1999, and the subsidiary was dissolved.

The Company currently competes in the heating and cooling market, and primarily in the geothermal heat pump segment. Within this business segment we market, sell and (1) install the heating and cooling systems during construction of new facilities, and (2) install the heating and cooling system in existing facilities replacing less efficient, antiquated, or inoperable systems.

Through September of 2000, the Company operated primarily as a research and development entity. Its primary research activities focused towards exploring and investigating energy products and services, specifically within the heating and cooling markets. The development of the Energy Miser system has produced alternate mediums for operation, forging new patent opportunities. Previous sales conducted prior to September 30, 2000, were to determine product viability, service requirements, liabilities, and costs associated with installation and operation of the Energy Miser system. The Company expects to formally release for commercial sale the Energy Miser heating and cooling system in the third quarter of the fiscal year 2001. In August of 2000, the Company received the final version of the Engineering Manual for the Energy Miser heating/cooling system. The Engineering Manual was the last step before introducing the Energy Miser to the world's commercial heating and cooling markets. FHP manufactures DeMarco's Energy

Miser system. FHP and the Company have developed a marketing and promotion program that introduces the manual to FHP's sales representatives and nationwide distributor network.

The Company has prepared a marketing presentation of the Energy Miser system, which initially targets Energy Service Companies (ESCOs). ESCOs offer performance contracting for projects generally greater than $10 million, most of which require retrofitting heating and cooling systems. ESCOs implement systems that provide the greatest percentage of energy reduction to maximize savings benefits and focus on the shortest return on investment cycle. We cannot assure you that the marketing program will produce the desired results of substantially increasing revenues or profitability.


PRODUCTS

The DeMarco Energy Miser Heating and Cooling System

The Energy Miser is a patented earth-coupled heat pump utilizing the municipal water main or any other underground piping loop to heat, cool and provide domestic hot water for buildings. Earth-coupled heat pumps are from 50% to 70% more efficient than other methods for heating and air conditioning. Monthly operating costs are significantly lower than other methods.

In the cooling mode, heat pumps operate by removing heat from the inside of a building to an exterior heat "sink." In the heating mode, the process is reversed. Heat is moved from an exterior source to the inside of a building. Earth-coupled heat pumps normally use the heat absorbing, or heat supplying, capacity of large bodies of water such as lakes, ponds, water wells or specially constructed networks of pipe called ground loops. The requirements for a "large body of water" as the external source/sink or the costly excavating required for the heat pump, imposes three constraints on anyone wanting to take advantage of the system. The first is the need to be located near such a body of water if a natural source/sink is going to be used. The second is the added expense of drilling a water well. The third is the need for enough property to accommodate the underground installation of several hundred feet of plastic pipe.

The Energy Miser removes those three constraints by utilizing the thermal properties of public water supplies. Because the thermal properties of the water in the underground piping infrastructure are used as a medium (and not for consumption or re-distribution), the need for large external bodies of water and expensive wells or land acquisitions for ground loops are eliminated. There is no cross flow between the water supply and the heat pump. The integrity of the water is retained with any application of the Energy Miser system.


We have filed a second patent application with the United States Patent office.


The second Patent is for an invention that relates to heat pumps that are automatically thermodynamically balanced to operate at optimum conditions using water, and in this case reuse water systems. This patent was designed to utilize reuse water from private, public or other types of managed secondary water lines with the DeMarco Energy Miser heating and cooling system. Reuse water is defined as treated sewer water that falls below the standards of drinking water. For many years, reuse water has been used in secondary water systems for watering lawns and charging fire hydrants, as well as other non-potable water applications. It has only been in recent years that the secondary water systems have been given greater consideration due to water shortages.

The DeMarco Energy Miser excels in any managed water system, saving consumers as much as seventy percent from heating and cooling costs. This system is available for both residential and commercial applications. The Energy Miser system thrives in potable water and reuse water, as well as other similar managed water systems. Incorporating the FDA approved Alfa Laval heat exchanger within the DeMarco Energy Miser system, the potential for cross-contamination is eliminated in all potable water systems.

The Energy Miser system has to date (pending the outcome of the second patent application for the utilization of reuse water sources) only utilized potable water systems as demonstrated within several military bases, as well as other commercial and institutional applications nationwide. The Company has organized marketing efforts to launch its sales program in cities using or proposing to implement reuse water systems. Although the Company anticipates a significant increase in revenue if the reuse water patent is approved there can be no assurances that such marketing efforts will have their intended effect of increasing such revenues or profitability.


Energy Efficient Lighting Systems

The Company has signed a Strategic Partnership agreement with Lighting Management Consultants (LMC) in Houston, Texas. The agreement provides for forthcoming lighting projects awarded to DeMarco to be performed by LMC within their geographic business environment. Additionally, the Company has entered into a Strategic Partnership with SLi, Inc. (NYSE:SLI), which provides for SLi to perform lighting retrofit and energy management services for DeMarco awarded contracts outside the parameters, scope and geography of the LMC partnership. As of November 6, 2000, there have been no sales generated from these agreements.

In commercial facilities, lighting typically represents 30 to 40 percent of a commercial facility's energy consumption. By reducing the kilowatts used for lighting, utility costs can be reduced. Efficient lighting systems can reduce consumption by as much as 50 percent, without reducing lumens.

The lighting retrofit services may be offered as a combined package with the DeMarco Energy Miser system, creating a marketing/sales program based upon return on investment time parameters. Sub-contractors generally located within the geographic region of the project perform lighting retrofit installations. These sub-contractors are identified, recruited and managed by DeMarco's partners. As of November 6, 2000, the Company has not initiated sales efforts for lighting products.


MARKETING AND COMPETITION

The Company markets and sells its Energy Miser system through a partnership agreement with Florida Heat Pump Manufacturing Company, of Ft. Lauderdale, Florida, and via exposure through the Geothermal Heat Pump Consortium. FHP manufactures, distributes and markets the DeMarco Energy Miser as a private label through its dealer/distributor network. DeMarco and FHP focus primarily on the commercial and institutional markets. The Company displays the Energy Miser at trade shows in booths for public exhibition and education. In addition to trade shows, the Company markets the Energy Miser directly to end users, architects, designers and installers of HVAC equipment. The market for HVAC equipment and installation exceeds $10 billion (according to the Markintel Report, an InvesText market research firm in Boston, MA.) annually and is expected to eclipse $17.5 billion (Markintel Report) by year-end 2002. In this business segment, the Company is in competition with all other producers of HVAC systems, some of which are more firmly established in the marketplaces and have substantially greater financial resources than the Company.


GOVERNMENT REGULATION

One significant obstacle confronted by the Company in the marketing of the Energy Miser is governmental interpretation and regulation. The Energy Miser requires a constant flow of water, the volume of which must increase as the amount of space to be conditioned and as the size of the unit increases. For many applications, this requires connecting into the public water supply to gain access to "main" water lines. In some cases public officials in charge of maintaining public water supplies challenge any such tapping into the public potable water supply. The Energy Miser does not use water - it only uses the thermal properties of the water, meaning that the water removed from the main is returned at a slightly different temperature. The Company is not aware of any proof to support water quality concerns of public officials. We can offer no assurances that we will ever be able to overcome the concerns of public water officials.

Notwithstanding governmental obstacles, the Company has experienced success in two areas. When a given facility will be sufficiently large that it has a significant demand for water, the "private" water pipes bringing the water in from the public water supply may have the requisite volume. In addition, for such sites, it is possible and cost effective to install a back-flow preventor, which prevents the return of water from the site into the public water supply. The back-flow prevention addresses concerns of public health officials. In addition, some sites use enough water that the reuse water in the sanitary sewer would provide sufficient volume to utilize the Energy Miser. We are attempting to maximize our marketing efforts in these areas.

Secondary water systems have been used for more than twenty years, and recently became the initiative of approximately 2,000 communities throughout the United States. Currently, more than 1,500 cities worldwide employ this technology as a water conservation measure. Secondary water systems provide water treated to a standard less than that of potable water, and referred to as either reuse, gray, or brown water. This water type is used for applications other than human or animal consumption, such as cooling towers and boiler systems, lawn sprinklers and fire prevention.


RECENT DEVELOPMENTS

The Counsel of Governments in Washington, D.C. has awarded a contract estimated to be worth over $1 billion over the life of the program to PG&E Energy Services (an Energy Services Company, or ESCO (NYSE:PCG)), whose bid included the DeMarco Energy Miser as the first choice for heating and cooling systems for upgrades and retrofits. PG&E Energy Services division was recently acquired by Chevron Energy Solutions division (NYSE:CHV). PG&E Energy Services management has confirmed that the Company's contract was conveyed in the sale; however, confirmation from Chevron is still pending. The billion dollar estimate was calculated from retrofitting 154 public schools, 4000 HUD homes, plus government owned facilities throughout the jurisdiction of the Counsel of Governments.

The heating and cooling portion represents a major portion of the program's total expected revenues. Work on the contract could begin as early as the winter of 2000.

The Counsel of Governments includes municipalities and local governments surrounding Washington, D.C., which may include the public school systems in several counties and municipalities as well as public housing authorities. Other agencies that may become users of this program, greatly expanding the scope and business potential, include agencies of the Federal Government and other municipalities outside of the immediate Washington, D.C. metropolitan area. DeMarco Energy has also been invited to bid lighting portions of the project from the ESCO.

During the eight-month period from January through August 2000, the Company issued a series of convertible debentures bearing 8% interest. A total of $229,000 was raised from this issuance. The debentures mature in 24 months from the time of issue. Interest payments are calculated quarterly and totaled upon conversion and included in the stock distribution. The debentures carry various conversion rights ranging from $0.10 to $0.45 a share. The holders have the right to convert any or all of the principal into common stock of the Company at any time after the first 12 months from issuance. If all debenture holders elect to convert, the Company will issue approximately 1.2 million shares of its common stock to the holders and be relieved of the debt. The Company utilized the proceeds of these convertible debentures to reduce accounts payable and for operating expenses.

On June 27, 2000, DeMarco Energy Systems signed a letter of intent to acquire Lighting Management Consultants. Terms of the acquisition included cash and stock for one hundred percent of the equity in LMC. Because of the results of financing and certain conditions arising from the negotiations of the acquisition, both parties to the letter of intent have agreed to place on hold and revisit the acquisition discussions in 2001.

On July 10, 2000, the Company's Energy Miser heating and cooling system was invited to be used as an application for the new reclaim water system being installed throughout the City of Austin, Texas. Austin is among 1,500 cities nationwide that have begun to implement a secondary water system which supplies water for irrigation of golf courses, ball parks, schools, parks, industrial centers, apartment complexes, commercial properties, home lawn watering and road medians; cooling towers; fire fighting; industrial and manufacturing processes; and road construction. Reuse water is defined as treated sewer water that falls just below the standards of drinking water.

The Energy Miser will be the only water source heating and cooling system available as a re-claim water system for the City of Austin. The Company expects to launch sales efforts for Austin plus other targeted cities during fiscal year 2001, which began July 1, 2000. There can be no assurances that this acceptance by the city of Austin will result in increased revenues.

The Company is currently finalizing a convertible debt offering of $1,500,000 (see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS") that will be directed toward acquisitions, marketing, internal corporate infrastructure development, and/or general administrative expenses.

On October 10, 2000, the Company retained the services of Marschall Design, a fifteen-year-old corporate image consulting company. Marschall will assist the Company in its marketing efforts. Marschall anticipates that the new media materials will be available for release as early as December of 2000. Marschall will assist with brochures, tradeshow display, stationery, web design plus any other areas requiring image design and enhancements.

PWG Media of Austin, Texas has been retained by the Company to build an effective corporate visual program. An eight-minute video describing the Energy Miser system is expected to be available in late December of 2000. Marschall and PWG have worked together in the past to assist each other and their clients with image design and image conveyance measures.


LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings, and no material legal proceedings have been threatened by or, to the best of the Company's knowledge, against the Company.


DESCRIPTION OF PROPERTY

The Company occupies approximately 1,200 square feet of office space at 12885 Hwy 183, Suite 108-A, Austin, Texas 78750. The Company owns no property other than office furniture, equipment, software and the patent for the Energy Miser System.

EMPLOYEES

The Company employs 3 full time people. It is anticipated that up to 20 additional personnel will be required to meet the demands of the projected market over the next five years. Most of these positions will be in the areas of sales, marketing and project management as the Company's projected volume increases. We cannot assure you that such volume increases will occur.


                                   MANAGEMENT


EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information concerning the sole director and executive officers of the Company and their age and position with the Company. Each director holds office until the next annual stockholders' meeting and thereafter until the individual's successor is elected and qualified. Officers serve at the pleasure of the board of directors.


NAME                             AGE                       POSITION
Victor M. DeMarco...........     37         Chairman, President and CEO
Peter Des Camps.............     36         Senior Vice President, Corporate Development

Victor M. DeMarco, President/CEO. Mr. DeMarco served as Executive Vice President of DeMarco Energy Systems from 1986 to 1990, and currently serves as President and Chief Executive Officer. For more than 15 years, Mr. DeMarco has been involved with research of geothermal heat pumps and related technology, resulting in an exceptional working knowledge of geothermal heat pump applications and the heat pump industry. Mr. DeMarco has been published in numerous industry trade publications, television interviews, news papers, as well as serving as an advisor for the Geothermal Heat Pump Consortium. Mr. DeMarco attended Texas Technological University in Lubbock, Texas, where he majored in marketing and finance.

Peter M. Des Camps, Senior Vice President of Corporate Development.
Mr. Des Camps served more than 12 years as a consultant and/or intermediary for more than one hundred companies throughout the United States. Since 1987, Mr. Des Camps has served as an analyst and consultant specifically with sales planning and control projects and organizational re-structuring implementations. From January 1994 until December of 1998, Mr. Des Camps served as Partner and Director of Corporate Development in an Austin, Texas-based financial services company. Mr. Des Camps has served as President and Chief Executive Officer for Lead Capital Ventures, a private venture capital company, since its founding in 1999. Mr. Des Camps joined DeMarco Energy in December of 1998 as a contracted consultant through October 31, 2000. On November 1, 2000 he became a full time employee. Mr. Des Camps has consulted with companies within various industries including: Semiconductor, Artificial Intelligence, Hi-Tech Research & Development, Oil and Gas, and Aviation Design & Refurbishment; providing intermediary services, organization for management and sales planning and control implementations. Mr. Des Camps majored in Business Management and has been a guest lecturer for the MBA entrepreneur program at the University of Texas - Austin.


EXECUTIVE COMPENSATION

The following table reflects compensation paid to the mostly highly compensated executive officer of the Company.


                                                                                 LONG TERM COMPENSATION
                                                                          ----------------------------------
                                                                                   AWARDS
                                                                          -----------------------
                                                                                                     PAYOUTS
                                                                                                     -------
                                                  ANNUAL COMPENSATION     RESTRICTED   SECURITIES
                                              ------------------------      STOCK      UNDERLYING     LTIP          ALL OTHER
                                               SALARY   BONUS    OTHER      AWARD        OPTIONS     PAYOUTS       COMPENSATION
    NAME AND PRINCIPAL POSITION         YEAR     ($)     ($)      ($)        ($)         SARS(#)      ($)              ($)
-------------------------------------   ----  -------  -------   -----    ----------   ----------    -------       ------------
Victor DeMarco.......................   2000  $45,600  $     0    $ 0       $ 0             0          0               $ 0
  President & Chief Executive Officer


COMPENSATION OF DIRECTORS

The Company does not currently compensate directors in cash for any services provided as a director.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 6, 2000, the name and shareholdings, including options to acquire Common Stock, of each person who owns of record, or was known by the Company to own beneficially, 5% or more of the shares of the Common Stock currently issued and outstanding; the name and shareholdings, including options to acquire the Common Stock, of each director; and the shareholdings of all executive officers and directors as a group. The address of each of the individuals listed below is the address of the Company.

                                                    NUMBER OF     PERCENTAGE OF
       NAME OF PERSON OR GROUP                    SHARES OWNED      OWNERSHIP
       -----------------------                    ------------    -------------
  Victor DeMarco..................                 9,255,609          26.1%
  AJW Partners, LLC...............                 5,434,782(1)       15.3%
  New Millennium Capital Partners II, LLC          5,434,782(1)       15.3%
  Executive Officers and Directors as a group      9,388,942          26.5%
  (2 persons)


(1) Shares issuable upon conversion of 10% Secured Convertible Debentures assuming a conversion price of $0.138 per share. (See "Selling Stockholders").


                              SELLING STOCKHOLDERS

On September 26, 2000, AJW Partners, LLC and New Millennium Capital Partners II, LLC purchased an aggregate of $1,500,000 of 10% Convertible Debentures to purchase, respectively, a total of 5,434,782 and 5,434,782 shares of common stock from us in a private placement transaction. Of the $1,500,000 invested, $1,000,000 will be received upon effectiveness of this registration statement and satisfaction of certain conditions.

The debentures are convertible into shares of our common stock, at the option of the holder at any time and from time to time after the date when the debentures where issued, at a conversion price equal to the lower of (i) $0.34 per share and (ii) 60% of the average of the lowest three inter-day trading prices of our common stock during the ten trading days preceding the date of conversion. Interest on the debentures is payable on a quarterly basis on March 31, June 30, September 30 and December 31 of each year while such debentures are outstanding and on each date of conversion, whichever occurs earlier. Interest may be paid, at the holder's option, in cash or common stock. Any debentures outstanding on October 26, 2001, automatically convert into shares of our common stock at the then applicable conversion price. The debentures are redeemable under certain circumstances as stated in the Convertible Debenture.

Each holder of the debenture may not convert its securities into shares of our common stock if after the conversion, such holders, together with any of its affiliates, would beneficially own over 4.999% of the outstanding shares of our common stock. This restriction may be waived by each holder on not less than 61 days' notice to us. Since the number of shares of our common stock issuable upon conversion of the debentures will change based upon fluctuations of the market price of our common stock prior to a conversion, the actual number of shares of our common stock that will be issued under the debentures, and consequently the number of shares of our common stock that will be beneficially owned by AJW Partners and New Millennium Capital Partners cannot be determined with certainty at this time. Because of this fluctuating characteristic, we agreed to register a number of shares of our common stock that exceeds the number of our shares of common stock currently beneficially owned by AJW Partners and New Millennium Capital Partners. The number of shares of our common stock listed in the table below as being beneficially owned by AJW Partners and New Millennium Capital Partners includes the shares of our common stock that are issuable to AJW Partners and New Millennium Capital Partners subject to the 4.999% limitation, upon conversion of their debentures and exercise of their warrants. However, the 4.999% limitation would not prevent AJW Partners and New Millennium Capital Partners from acquiring and selling in excess of 4.999% of our common stock through a series of conversions and sales under the debentures.

The following table sets forth the name of each person who is offering shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Common shares that are issuable upon the exercise of outstanding options, warrants, convertible Preferred Stock or other purchase rights, to the extent exercisable within 60 days of the date of this Prospectus, are treated as outstanding for purposes of computing each Selling Shockholder's percentage ownership of outstanding common shares.


                                                                             SHARES TO BE   SHARES BENEFICIALLY
                                             SHARES BENEFICIALLY OWNED         SOLD IN             OWNED
       NAME OF SELLING STOCKHOLDER             PRIOR TO THE OFFERING           OFFERING        AFTER OFFERING
                                             -------------------------       ------------   -------------------
                                             NUMBER OR       PERCENT(2)                     NUMBER OF   PERCENT
                                               SHARES                                         SHARES
AJW Partners, LLC                            1,295,661(1)      4.999%        1,295,661(3)        0         0%
New Millennium Capital Partners II, LLC      1,295,661(1)      4.999%        1,295,661(3)        0         0%


(1) Includes the shares of our common stock issuable to AJW Partner and New Millennium Capital Partners, subject to the 4.999% limitation, upon conversion of its debentures.

(2) Percentages are based on 24,622,747 shares of our common stock outstanding as of November 6, 2000.

(3) Pursuant to the Registration Rights Agreement between us and the debenture holders, we are required to register such number of shares of common stock equal to the sum of 200% of the number of shares of common stock issuable upon conversion in full of their debentures, assuming for such purposes that all interest is paid in shares of our common stock, that the Debentures are outstanding for one year and that such conversion occurred at a price equal to the lesser of (a) $0.34 and (b) 60% of the average of the lowest three inter-day prices (which need not occur on consecutive trading days) during the ten trading days immediately preceding the closing date.

All unsold securities being registered in this Registration Statement will be removed from registration by means of a post-effective amendment.


                              CERTAIN TRANSACTIONS

Mr. Victor DeMarco, the Company's controlling shareholder and Chief Executive Officer and sole director had personally guaranteed indebtedness of the Company totaling approximately $99,000. During the fiscal quarter ended September 30, 2000, Mr. DeMarco converted this debt into 1,650,000 shares of the Company's Common Stock at a conversion price of $0.06 per share.

Mr. Peter Des Camps, the Company's Senior Vice President of Corporate Development also serves as President and Chief Executive Officer for Lead Capital Ventures ("LCV"), a private investment company formed in 1999. LCV paid a debt of DeMarco Energy in the amount of $20,000 and acquired the Common Stock conversion rights associated with that debt. The conversion rights were at $0.156 per share which resulted in 133,333 shares of Common Stock being issued to LCV. This transaction occurred prior to the close of the fiscal year ended June 30, 2000.


                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

The Company is authorized to issue 100,000,000 shares of Common Stock, of which 24,622,747 shares are currently issued and outstanding. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors from assets legally available for that purpose and are entitled at all meetings of stockholders to one vote for each share held by them. The shares of Common Stock are not redeemable and do not have any preemptive or conversion rights. All of the outstanding shares of Common Stock are fully paid and non-assessable. In the event of a voluntary or involuntary winding up or dissolution, liquidation, or partial liquidation of the Company, holders of Common Stock shall participate, pro rata, in any distribution of the assets of the Company remaining after payment of liabilities.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The articles of incorporation of the Company limit the personal monetary liability of the Company's directors to the fullest extent permissible under the corporation laws of Utah. In general, Section 16-10a-841 of the Utah Revised Business Corporation Act (the URBCA"), permits the elimination of personal monetary liability in all cases except liability for: (a) the amount of a financial benefit received by a director to which he is not entitled; (b) an intentional infliction of harm on the corporation or the shareholders; (c) a violation of Section 16-10a-842 of the Utah Revised Business Corporation Act (relative to distribution of assets in violation of the URBCA or the Company's articles of incorporation); or (d) an intentional violation of criminal law.

Except as set forth in the articles of incorporation and under the provisions of the URBCA, no statute, charter provision, bylaw, contract or other arrangement which indemnifies any controlling person, officer or director of the Company, affects or limits their liability.

As of September 30, 2000, there were approximately 1,500 holders of record of Common Stock.


TRANSFER AGENT

The transfer agent for the Common Stock is Fidelity Transfer Company, 1800 South West Temple, Salt Lake City, Utah 84115.


                            MARKET FOR COMMON STOCK

The Common Stock is traded in the over-the-counter market and quoted on OTC EBB under the symbol "DMES" and quoted in the pink sheets published by the National Quotations Bureau. Since 1984, from time to time, a very small number of securities broker-dealers published only intermittent quotations for the Common Stock, and there was no continuous, consistent trading market. The trading volume in the Common Stock has been and is extremely limited. During the above period, the limited nature of the trading market created the potential for significant changes in the trading price for the Common Stock as a result of relatively minor changes in the supply and demand for Common Stock and perhaps without regard to the Company's business activities. Because of the lack of specific transaction information and the Company's belief that quotations during the period were particularly sensitive to actual or anticipated volume of supply and demand, the Company does not believe that such quotations during this period are reliable indicators of a trading market for the Common Stock.

Subject to the above limitations, the Company believes that during eight fiscal quarters preceding the date of this filing, the high and low sales prices for the Common Stock during each quarter are as set forth in the table below (such prices are without retail mark-up, mark-down, or commissions).



                   QUARTER ENDED           HIGH       LOW
                   -------------           ----       ---
                  June 30, 2000            .875       .281
                  March 31, 2000           .531       .125
                  December 31, 1999         .25       .125
                  September 30, 1999        .35       .125
                  June 30, 1999            .281       .125
                  March 31, 1999            .53       .125
                  December 31, 1998        .281       .094
                  September 30, 1998       .375       .125


                              PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.

These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o  privately negotiated transactions;

o  short sales;

o broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

o  a combination of any such methods of sale; and

o  any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The Selling Stockholders may also engage in short sales against the box, puts and calls and other transactions in securities of the Company or derivatives of Company securities and may sell or deliver shares in connection with these trades. The Selling Stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a Selling Stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The Selling Stockholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Stockholders.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The Company is required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS


The validity of the issuance of the shares of Common Stock offered hereby has been passed upon for the Company by Locke Liddell Sapp LLP, Austin, Texas.


                                    EXPERTS

The consolidated financial statements of the Company for the years ended June 30, 2000, and 1999, appearing in this Prospectus and Registration Statement have been audited by Nathan M. Robnett, CPA, Austin, Texas, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as an expert in accounting and auditing.

                             ADDITIONAL INFORMATION

As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits and schedules are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge and copied upon payment of the charges prescribed by the Commission at the Public Reference Room of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS


                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
Independent Auditor's Report (Nathan M. Robnett, CPA)                   F-2

Comparative Balance Sheets at June 30, 1999 and June 30, 2000           F-3

Comparative Statements of Income and Retained Earnings for the          F-4
Two Years ended June 30, 1999 and June 30, 2000

Comparative Statements of Cash Flows for the Two Years ended            F-5
June 30, 1999 and June 30, 2000

Notes to Financial Statements                                           F-6

Report of Independent Auditors

To the Board of Directors of DeMarco Energy Systems, Inc.

We have audited the accompanying balance sheet of DeMarco Energy Systems, Inc. as of June 30, 2000, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DeMarco Energy Systems, Inc. as of June 30, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


Nathan M. Robnett, C. P. A.
September 5, 2000
                                      F-2

DEMARCO ENERGY SYSTEMS, INC.
COMPARATIVE BALANCE SHEETS
AS OF JUNE 30, 1999 AND JUNE 30, 2000


                                                             AS OF              AS OF
                                                         JUNE 30, 1999      JUNE 30, 2000
                                                         -------------      -------------
ASSETS
      Cash and cash equivalents                           $     2,647        $    23,213
      Accounts Receivable                                      45,000
                                                          -----------        -----------
          Total Current Assets                            $    47,647        $    23,213
                                                          -----------        -----------

Capital Assets:
      Fixtures, Equipment and Other                           149,045            171,049
      Accumulated Depreciation and Amortization               (92,712)          (125,661)
                                                          -----------        -----------
          Total Fixed Assets                              $    56,333        $    45,388
                                                          -----------        -----------

Other Assets:                                             $    10,664        $     4,241
                                                          -----------        -----------
TOTAL ASSETS                                              $   114,644        $    72,842
                                                          ===========        ===========


LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current Liabilities:
      Accounts payable                                    $    46,108        $    37,656
      Promissory Note                                          57,898             34,833
      Current Portion of Long-term Debt                        26,852             29,954
      Convertible Debentures                                       --            197,000
      Other Current Liabilities                                 4,388              1,775
      Note Payable to Shareholders                                 --            107,451
                                                          -----------        -----------
          Total Current Liabilities                       $   135,246        $   408,669
                                                          -----------        -----------

      Long-Term Notes Payable                                  52,541             22,586
      Long-Term Notes Payable to Shareholders                  55,420             20,000
                                                          -----------        -----------

          TOTAL LIABILITIES                               $   243,207        $   451,255
                                                          -----------        -----------

SHAREHOLDERS' EQUITY
      Common Stock, $0.001 par value,
          100,000,000 shares authorized and
          22,453,657 shares issued at 6/30/99             $    22,454        $    43,274
          and 22,839,414 shares issued at 6/30/2000
      Additional paid-in capital                            2,223,892          2,223,892
      Retained (deficit)                                   (2,164,379)        (2,435,049)
      Subscriptions Receivable                               (210,530)          (210,530)
                                                          -----------        -----------
          TOTAL SHAREHOLDERS' EQUITY                         (128,563)          (378,413)
                                                          -----------        -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $   114,644        $    72,842
                                                          ===========        ===========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DEMARCO ENERGY SYSTEMS, INC.
COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30, 1999 AND JUNE 30, 2000


                                            FOR THE YEAR       FOR THE YEAR
                                                ENDED              ENDED
                                            JUNE 30, 1999      JUNE 30, 2000
                                            -------------      -------------
Revenues
       Net Sales                            $    14,761        $    21,906
       Other Income                              76,356
                                            -----------        -----------
          Total Revenues                    $    91,117        $    21,906
                                            -----------        -----------

Costs and expenses
       Cost of Merchandise Sold             $     5,545
       Selling and Administrative               217,178        $   230,410
       Depreciation and Amortization             37,084             32,949
       Interest                                  28,284             29,217
                                            -----------        -----------
Total Costs and Expenses                    $   288,091        $   292,576
                                            -----------        -----------

Other Income and Expense
       Loss on Equipment Sales              $    19,866

Net Loss                                    $  (216,840)       $  (270,670)

Retained deficit at beginning of year        (1,947,539)        (2,164,379)
                                            -----------        -----------
Retained deficit at the end of year         $(2,164,379)       $(2,435,049)
                                            ===========        ===========
Loss per Common Share                       $(    0.007)       $     0.012
                                            ===========        ===========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

DEMARCO ENERGY SYSTEMS, INC.
COMPARATIVE STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 1999 AND JUNE 30, 2000


                                                                     FOR THE YEAR ENDED               FOR THE YEAR ENDED
                                                                          JUNE 30,                        JUNE 30,
                                                                            1999                            2000
                                                                     ------------------               ------------------
Cash Flows from Operating Activities:
      Net Loss                                                          $ (216,840)                      $ (270,670)

Adjustments to reconcile net loss to net cash
Provided (used) by operating activities:
      Depreciation and Amortization                                         37,084                           32,701

Changes in operating assets and liabilities:
      Prepaid Expenses                                                  $   10,157
      Due From Shareholders                                                115,843
      Accounts Receivable                                                  (45,000)                      $   45,000
      Inventories                                                            5,545
      Other Assets                                                          (1,000)                          (3,240)
      Accounts Payable                                                      (3,350)                          (8,452)
      Promissory Note                                                                                       (23,065)
      Current Portion of Long Term Debt                                      3,665                            3,102
      Other Current Liabilities                                              3,634                           (2,615)
                                                                         ---------                       ----------
Net Cash Used by Operating Activities                                   $   89,494                           10,730

Cash flows used in investing Activities
      Long term Assets                                                       9,176                          (12,092)


Net cash provided (used) by financing activities
      Line of Credit                                                    $  (43,141)
      Convertible Debentures                                                                             $  197,000
      Long Term Notes Payable                                              (25,873)                         (29,954)
      Notes to Shareholders                                                 41,035                           72,031
      Common Stock                                                         104,310                           20,820
                                                                         ---------                       ----------
Net Cash provided by financing Activities                               $   76,331                       $  259,897

Net increase in Cash and Cash Equivalents                               $   (4,755)                      $   20,566

Cash and Cash Equivalents at Beginning of Year
                                                                             7,402                            2,647
                                                                        ----------                       ----------

Cash and Cash Equivalents at End of Year                                $    2,647                       $   23,212
                                                                        ==========                       ==========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Nature of Operations

DeMarco Energy Systems, Inc. (the Company) was organized under the laws of the State of Utah in 1983. The Company is primarily engaged in the process of investigating business opportunities that appear to have profit potential for the Company. Primary emphasis is being placed on the DeMarco Energy System water-air heating/cooling systems, energy audits and energy related equipment such as lighting and electrical fixture retro-fittings.

During 1989, the Company exchanged 10,396,790 shares of its stock for exclusive rights to a United States patent. The patent was granted for a unique water-source heat pump system that both heats and cools buildings and provides domestic hot water at an extremely low cost to install and operate. The heat pump is specifically designed to utilize municipal water systems as a heat source/sink. Florida Heat Pump Manufacturing Co. manufactures the DeMarco Energy Miser System under a patent licensing agreement.

During the fiscal year ending June 30, 1999, the Company filed an application with the United States Patent Office for a patent covering a heat pump system using gray water sources, reclaimed water sources and other non-potable water sources. Costs of approximately $20,000 related to the patent application have been capitalized. The eventual approval or denial of this patent application is indeterminable at this time.

DeMarco Energy Systems, Inc. currently has installations in Oregon, Pennsylvania, Washington, Montana, South Dakota, Mississippi, and California.


Furniture and Equipment

Furniture and equipment and other long-term assets are recorded at historical cost less depreciation and amortization. Depreciation and amortization are accounted for on the straight-line method based on estimated useful lives. Betterments and large renewals that extend the life of assets are capitalized whereas maintenance and repairs and small renewals are expensed as incurred.


ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Long Term Debt

Long-term debt consists of $52,540 in notes to financing companies collateralized by computer systems that have a net book value of $19525.13. The amount due within one year is $29,954.

The maturities of long-term debt for each of the succeeding five fiscal years subsequent to June 30, 2000, are as follows:

Year ending June 30, 2001                                29,954
Year ending June 30, 2002                                22,586
                                                        -------

                                            Total       $52,540
                                                        =======


NOTE C - COMMITMENTS AND CONTINGENCIES

The company has entered into an office facility lease calling for the following future rents:

                  Year ending June 30, 2001              13,061
                  Year ending June 30, 2002               6,683
                                                        -------

                                            Total       $19,744
                                                        =======

The company has had, and renewed, a short term promissory note payable. At June 30, 2000, the balance was $34,833. That amount has been paid off in full after fiscal year end and prior to the report date. The note was secured by shares in the company owned by the company's president, Mr. Victor DeMarco. The president has also guaranteed payments called for under the long term debt above and the office facility lease payments.

NOTE D - EARNINGS (LOSS) PER COMMON SHARE

Earnings (Loss) per common share are computed by dividing net losses by the average number of common share outstanding during the year. The average number of common shares outstanding during the year ended June 30, 2000 was approximately 22,645,000 shares.


NOTE E - INCOME TAXES

As of June 30, 2000, DeMarco Energy Systems, Inc. had an operating loss carry forwards of approximately $2,203,778 that expire between 2005 and 2014 and are available to offset future taxable income to the extent permitted under the Internal Revenue Code.


NOTE F - RELATED PARTY TRANSACTIONS

Mr. Victor DeMarco, president of the company has advanced sums of approximately $99,000 as at June 30, 2000 and are included in Notes Payable to Shareholders (current) in the financial statements.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The articles of incorporation of the Company limit the personal monetary liability of the Company's directors to the fullest extent permissible under the corporation laws of Utah. In general, Section 16-10a-841 of the Utah Revised Business Corporation Act (the URBCA"), permits the elimination of personal monetary liability in all cases except liability for: (a) the amount of a financial benefit received by a director to which he is not entitled; (b) an intentional infliction of harm on the corporation or the shareholders; (c) a violation of Section 16-10a-842 of the Utah Revised Business Corporation Act (relative to distribution of assets in violation of the URBCA or the Company's articles of incorporation); or (d) an intentional violation of criminal law.

Except as set forth in the articles of incorporation and under the provisions of the URBCA, no statute, charter provision, bylaw, contract or other arrangement which indemnifies any controlling person, officer or director of the Company, affects or limits their liability.


ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

All costs, expenses and fees in connection with the registration of the shares of Common Stock offered hereby shall be borne by the Company. Commissions and discounts, if any, attributable to the sales of shares of Common Stock hereunder will be borne by the Selling Stockholders. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in a transaction involving sales of shares of Common Stock against certain liabilities, including liabilities arising under the Securities Act. The Company has agreed to indemnify the Selling Stockholders against certain liabilities in connection with the offering of the shares of Common Stock hereunder, including liabilities arising under the Securities Act.


ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

In September 1999, the Company completed a private placement (the "Placement") of 696,852 shares of its common stock. The aggregate sales proceeds of the Placement were $174,300. The Company believes that the issuance of shares of common stock in the Placement was exempt from the registration requirements of the Securities Act under Rule 504 under the Securities Act.

During the eight-month period from January through August 2000, the Company issued a series of convertible debentures bearing 8% interest. A total of $229,000 was raised from this issuance. The debentures mature in 24 months from the time of issue. Interest payments are calculated quarterly and totaled upon conversion and included in the stock distribution. The debentures carry various conversion privileges ranging from $0.10 to $0.45 a share. The debenture holders have the right to convert any or all of the principal into Common Shares of the Company at any time after the first 12 months from issuance. If all debenture holders elect to convert, the Company will issue approximately 1,200,000 shares of its Common Stock to the holders and be relieved of the debt. The Company believes that the issuance of shares of common stock in the Placement was exempt from the registration requirements of the Securities Act under Rule 504 under the Securities Act.

On September 26, 2000, we entered into an agreement with AJW Partners, LLC. and New Millennium Capital Partners II, LLC. for the private placement of $1,500,000 of the Company's Secured Convertible Debentures. These debentures are convertible into shares of the Common Stock of the Company. The funding of the debentures will occur in two phases with the first $500,000 (less legal expenses) being received by the Company on September 27, 2000. The remaining $1,000,000 will be funded within 30 days following the effective registration with the Securities and Exchange Commission of the underlying securities of the Company. If all debenture holders elect to convert, the Company will issue approximately 10,869,564 shares of its Common Stock to the holders and will be relieved of the debt.

Mr. Victor DeMarco, the Company's controlling shareholder and Chief Executive Officer and director had personally guaranteed indebtedness of the Company totaling approximately $99,000. During the fiscal quarter ended September 30, 2000, Mr. DeMarco converted this entire debt into 1,650,000 shares of the Company's Common Stock at a conversion price of $0.06 per share.

Mr. Peter Des Camps, the Company's Senior Vice President of Corporate Development also serves as President and Chief Executive Officer for Lead Capital Ventures ("LCV"), a private investment company formed in 1999. LCV paid a debt of DeMarco Energy in the amount of $20,000 and acquired the Common Stock conversion rights associated with that debt. The conversion rights were at $0.156 per share which resulted in 133,333 shares of Common Stock being issued to LCV. This transaction occurred prior to the close of the fiscal year ended June 30, 2000.


                                     II-1

ITEM 27.  EXHIBITS


Exhibit
Number   Name of Exhibit

4.01 Secured Convertible Debenture Purchase Agreement (Incorporated by reference from Form 8-K filed electronically on October 11, 2000)

4.02 DeMarco Energy Systems of America, Inc. 10% Secured Convertible Debenture (Incorporated by reference from Form 8-K filed electronically on October 11, 2000)

4.03 Security Agreement (Incorporated by reference from Form 8-K filed electronically on October 11, 2000)

4.04 Intellectual Property Security Agreement (Incorporated by reference from Form 8-K filed electronically on October 11, 2000)

4.05 Registration Rights Agreement (Incorporated by reference from Form 8-K filed electronically on October 11, 2000)

4.06 Escrow Agreement (Incorporated by reference from Form 8-K filed electronically on October 11, 2000)

5.01 Opinion of Locke Liddell & Sapp LLP with respect to the legality of the securities being offered hereby (to be filed by Amendment)

13.01 Annual Report Form 10KSB for June 30, 2000 (Incorporated by reference from Form 10KSB filed electronically on September 28, 2000)

23.01    Consent of Locke Liddell & Sapp LLP (included as part of its opinion)

23.02    Consent of Nathan M. Robnett, CPA (Filed electronically herewith)


ITEM 28.  UNDERTAKINGS

The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

           (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (4) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (40 or 497(b) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to the provisions of its Articles of Incorporation, its By-Laws, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by Registrant for expenses incurred or paid by an officer, director or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Austin, State of Texas, on the 13th day of November, 2000.


                    DEMARCO ENERGY SYSTEMS OF AMERICA, INC,

                        By: /s/ Victor M. DeMarco
                            ---------------------------------------------------
                            Victor M. DeMarco, President/
                              Chief Operating Officer, Chief Accounting Officer



In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.


                SIGNATURE                        TITLE                                DATE
                ---------                        -----                                ----
        /s/ Victor M. DeMarco      President, Chief Operating Officer           November 13, 2000
       ----------------------           Chief Accounting Officer
            Victor M. DeMarco

                               TABLE OF EXHIBITS


EXHIBIT
NUMBER   DESCRIPTION
------   -----------
4.01     Secured Convertible Debenture Purchase Agreement (Incorporated by
         reference from Form 8-K filed electronically on October 11, 2000)

4.02     DeMarco Energy Systems of America, Inc. 10% Secured Convertible
         Debenture (Incorporated by reference from Form 8-K filed electronically on October 11, 2000)

4.03 Security Agreement (Incorporated by reference from Form 8-K filed electronically on October 11, 2000)

4.04 Intellectual Property Security Agreement (Incorporated by reference from Form 8-K filed electronically on October 11, 2000)

4.05 Registration Rights Agreement (Incorporated by reference from Form 8-K filed electronically on October 11, 2000)

4.06 Escrow Agreement (Incorporated by reference from Form 8-K filed electronically on October 11, 2000)

5.01 Opinion of Locke Liddell & Sapp LLP with respect to the legality of the securities being offered hereby (to be filed by Amendment)

13.01 Annual Report Form 10KSB for June 30, 2000 (Incorporated by reference from Form 10KSB filed electronically on September 28, 2000)

23.01    Consent of Locke Liddell & Sapp LLP (included as part of its opinion)

23.02    Consent of Nathan M. Robnett, CPA (Filed electronically herewith)